UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 000-21994

                                                    CUSIP NUMBER: 379904105


(Check One):      [ X ] Form 10-KSB [   ] Form 20-F           [   ]  Form 11-K
                  [   ] Form 10-QSB [   ] Form N-SAR


                  For Period Ended:           December 31, 1998

                 [ ]  Transition Report on Form 10-K
                 [ ]  Transition Report on Form 20-F
                 [ ]  Transition Report on Form 11-K
                 [ ]  Transition Report on Form 10-Q
                 [ ]  Transition Report on Form N-SAR
                 For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I - REGISTRANT INFORMATION

Full Name of Registrant GLYKO BIOMEDICAL, LTD.

Former Name if Applicable N/A

Address of Principal Executive Office (Street and Number) 371 Bel Marin Keys Blvd. #210

City, State and Zip Code   Novato, California  94949


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and
[ ]  (c) The  accountant's  statement  or other  exhibit  required by Rule
         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

   State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

A company affiliated with Glyko Biomedical, Ltd., of which Glyko Biomedical, Ltd. owns less than fifty percent (50%) of the outstanding capital stock, was unable to complete its audit in time to include information related to it in Glyko Biomedical, Ltd.'s 10-KSB. As this affiliate represents Glyko Biomedical, Ltd.'s principal asset, the results of operations of the affiliate will have a material impact on Glyko Biomedical, Ltd.'s business, financial condition and results of operations.


PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
         Raymond W. Anderson            (415)                 382-3500
         (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                 [ X ] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                 [  ]  Yes [ X ]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             GLYKO BIOMEDICAL, LTD.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 1999                    By:  /s/    John C. Klock, M.D.
       --------------                    ---------------------------------------
                                             John C. Klock, M.D., President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.